SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

Halifax Corporation
(Name of Issue)

Common Stock. $.24 Par Value
(Title of Class of Securities)

405805 10 2
(CUSIP Number)

Nancy M Scurlock
c/o Research Industries Incorporated
1753 Army Navy Drive
Arlington, Virginia 22202
703-521-7097
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

(Continues on following pages)

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 405805 10 2

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos of Above Persons

Research Industries Incorporated, I.R.S. Number 54-0836818

2)	Check the Appropriate Box if a Member of a Group

(a)

(b)

Not applicable: this is a joint filing pursuant to Rule 13d-1(k)(1).

3)	SEC Use Only ___________

4)	Source of funds.

00.

5)	Check if Disclosure of Legal Proceeding is Required Pursuant to items 2(d) or 2(e).

Not applicable.

6)	Citizenship or Place of Organization.

Research Industries Incorporated-Virginia

Number of	7) Sole Voting Power	0
shares
Beneficially
Owned by	8) Shared Voting Power	784,422
Each
reporting
Person with	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	784,422

11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 784,422

Page 2 of 7 Pages

12)	Check if the Aggregate Amount in Row (11) Excludes certain shares.

          Not applicable.

13)	Percent of Class Represented by Amount in Row 11.

          27.0

14)	Type of Reporting Persons

          Research Industries Incorporated-CO

Page 3 of 7 Pages

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos of Above Persons

Estate of Arch C. Scurlock, I.R.S. Number 16-6537853

2)	Check the Appropriate Box if a Member of a Group

a)

b)

Not applicable: this is a joint filing pursuant to Rule 13d-1(k)(1)

3)	SEC Use Only

4)	Source of funds

00

5)	Check if Disclosure of Legal Proceeding is Required Pursuant to items 2(d) or 2(e).

Not applicable.

6)	Citizenship or Place of Organization.

Estate of Arch C. Scurlock-Virginia

Number of	7) Sole Voting Power	0
shares
Beneficially
Owned by	8) Shared Voting Power	784,422
Each
reporting
Person with	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	784,422

11)	Aggregate Amount Beneficially Owned by Each Reporting Person.

784,422

12)	Check if the Aggregate Amount in Row (11) Excludes certain shares.

Not applicable.

13)	Percent of Class Represented by Amount in Row 11.

27.0

14)	Type of Reporting Persons

Arch C. Scurlock Estate- OO

Page 4 of 7 Pages

Item 1. Security and Issuer

     This statement is filed in relation to the common stock, par value $0.24 per share (the “Common Stock”), of Halifax Corporation, whose principal executive offices are located at 5250 Cherokee Avenue, Alexandria, VA 22312.

Item 2. Identity and Background

     Research Industries Incorporated (“RII”) is a Virginia Corporation, whose principal business is making and managing investments for the benefit of its stockholders. Research Industries’ principal offices are located at 1753 Army Navy Drive, Arlington, Virginia 22202. The Estate of Arch C. Scurlock (the “Estate”) is under probate in the Commonwealth of Virginia. The Estate was established for the purpose of distributing the assets of Arch C. Scurlock pursuant to the terms of his will. The executor of the Estate is located at 1753 Army Navy Drive, Arlington, Virginia 22202.

     During the last five years, neither RII nor the Estate of Arch C. Scurlock has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     RII and Grofam Limited Partnership (“Grofam”) entered into that certain Stock Redemption Agreement, dated November 14, 2003 (the Stock Redemption Agreement”). Pursuant to the Stock Redemption Agreement, RII assigned all of its right, title and interest in and to 41,285 shares of Halifax Common Stock to Grofam in partial consideration of the redemption of all of Grofam’s interest in RII.

Item 4. Purpose of Transaction.

     RII and Grofam mutually agreed to redeem Grofam’s interest in RII by distributing to Grofam a cash payment and its proportionate interest in the Halifax Common Stock held by RII pursuant to the terms of the Stock Redemption Agreement.

     (a) RII is contemplating liquidation and dissolution in which case it may sell additional shares of Halifax Common Stock that it currently owns.

Page 5 of 7 Pages

     (b) Not applicable.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
     (f) Not applicable.
     (g) Not applicable.
     (h) Not applicable.
     (i) Not applicable.
     (j) Not applicable.

Item 5. Interest in Securities of the Issuer.

     (a) RII is the beneficial owner of 784,422 shares of Halifax Corporation Common Stock, which represents 27.0 percent of the class of securities based on the number of shares thereof issued and outstanding as of November 13, 2003, as indicated in Halifax Corporation’s Form 10-Q filed for the period ended September 30, 2003. The Arch C. Scurlock Estate owns 100 percent of the issued and outstanding shares of RII. As a result, it may be deemed to be the indirect beneficial owner of the Halifax Corporation Common Stock owned by RII.

     (b) RII and the Arch C. Scurlock Estate may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 784,422 shares of Halifax Corporation common stock.

     (c) The only transaction effected during the past sixty (60) days by the persons named in paragraph (a) above is the redemption transaction between RII and Grofam resulting in the assignment of 41,285 shares of Halifax Common Stock to Grofam by RII on November 14, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Exhibit A – Agreement between RII and the Arch C. Scurlock Estate regarding the filing of a joint statement as required by Rule 13d-1 (k)(1)

Page 6 of 7 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

RESEARCH INDUSTRIES INCORPORATED

Dated: December 9, 2003	By:	/s/ Nancy M. Scurlock

Nancy M. Scurlock, President

Dated: December 9, 2003		/s/ Nancy M. Scurlock

Nancy M. Scurlock, Executor of Arch C. Scurlock Estate

Page 7 of 7 Pages

Schedule 13D
EXHIBIT A

Research Industries Incorporated
1753 Army Navy Drive
Arlington, Virginia 22202

Mrs. Nancy M. Scurlock
1753 Army Navy Drive
Arlington, Virginia 22202

     On November 14, 2003, Research Industries Incorporated (RII) redeemed Grofam Limited Partnership’s interest in part by transferring to Grofam Limited Partnership 41,285 shares of Halifax common stock par value $.24 per share, resulting in a decrease in RII’s ownership of Halifax Corporation. As a result of this event, RII is required to file an amended Schedule 13D under the Securities Exchange Act of 1934 as amended with respect thereto. Arch C. Scurlock passed away on December 9, 2002, and his former interests now reside in the Estate of Arch C. Scurlock, with Nancy M. Scurlock as Executor. The Estate owns 100 percent of the issued and outstanding stock of RII and therefore may be deemed to be the indirect beneficial owner of such shares and also required to file such Schedule 13D.

     As a result of the redemption transaction, the parties hereto desire to file a joint statement with respect thereto in accordance with the terms of Rule 13d(k)(1) under the Act. The purpose of this instrument is to acknowledge the agreement of the undersigned parties that the Schedule 13D (Amendment No. 7) to which this instrument is appended as Exhibit A if filed on behalf of each of them.

RESEARCH INDUSTRIES INCORPORATED

Dated: December 9, 2003	By:	/s/ Nancy M. Scurlock

Nancy M. Scurlock, President

Dated: December 9, 2003		/s/ Nancy M. Scurlock

Nancy M. Scurlock, Executor for Estate of Arch C. Scurlock